02043999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange Act of 1934

PE July 25, 2002

Forbes Medi-Tech Inc.
(Commission File No. 0-30076)

200-750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

WKH

Exhibit Index

Exhibit No.	Description
1.	Press Release

July 25, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

Date: July 25, 2002

By:__________________________________

Charles Butt
President & CEO

Forbes Medi-Tech
INC.

"Developing Nutraceuticals & Pharmaceuticals from Nature"

News Release

For Immediate Release

Forbes Medi-Tech Approved for Nasdaq SmallCap Market

Vancouver, British Columbia – July 25, 2002 – Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that its application to transfer the listing of its common shares from the Nasdaq National Market to the Nasdaq SmallCap Market has been approved. The common shares will commence trading on The Nasdaq SmallCap Market at the opening of business on July 26, 2002.

The Company has been afforded an additional grace period to October 16, 2002 to meet Nasdaq's US$1.00 minimum bid requirement, which may be extended by Nasdaq to April 14, 2003 if the Company continues to meet the initial listing criteria for The SmallCap Market.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents used both as pharmaceutical therapeutics and functional food ingredients.

ON BEHALF OF THE BOARD OF DIRECTORS OF FORBESMEDI-TECH INC.

Charles Butt
President & CEO

###

For more information, please contact:

Darren Seed
Manager, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com

The NASDAQ National Market and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This press release contains certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, which statements can be identified by the use of forward-looking terminology, such as, "will", "may" "believes", "potential", "expand" or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, without limitation, the Company's need for additional funding by September 30, 2002 which may not be available on acceptable terms or a at all, and the need for the bid price of the Company's shares listed on Nasdaq to be at least US $1.00 for a certain period of time in order to meet the continued inclusion requirements of the Nasdaq SmallCap market, which is not assured. Failure to meet this requirement may result in the Company's shares being de-listed from Nasdaq. See the Company's reports filed with the Toronto Stock Exchange, the B.C. and Ontario Securities Commissions, and the U.S. Securities and Exchange Commission from time to time for cautionary statements identifying other important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements. The Company assumes no obligation to update the information contained in this press release.